Exhibit 99.2

GOLD RESERVE INC.
September 30, 2017
Management’s Discussion and Analysis

U.S. Dollars

(unaudited)

 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
November 22, 2017 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the September 30, 2017 interim consolidated financial statements and related notes. All dollar amounts herein are expressed in U.S. Dollars.

EXPLORATION PROSPECTS

Siembra Minera

In August 2016, we executed an agreement with the government of Venezuela to form a jointly owned company and in October 2016, together with an affiliate of the government of Venezuela, we established Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera"), the entity whose purpose is to develop the Siembra Minera Project.

Siembra Minera is beneficially owned 55% by Corporacion Venezolana De Mineria, S.A., a Venezuelan government corporation and 45% by Gold Reserve. Siembra Minera holds certain gold, copper, silver and other strategic mineral rights within Bolivar State comprising the Siembra Minera Project (which has a 40 year term consisting of 20 years with two 10 year extensions) and is, among other things authorized, via Presidential Decrees and Ministerial resolutions, to carry on its business, pay a net smelter return royalty to Venezuela on the sale of gold, copper, silver and any other strategic minerals over the life of the project and provide net profits participation based on the sales price of gold per ounce. Pursuant to the July 2016 settlement agreement as amended (the "Settlement Agreement"), the parties will retain their respective interest in Siembra Minera in the event the settlement payments are not made by Venezuela.

Siembra Minera has not recorded any expenses to date as its initial costs have been borne by the Company and Venezuela. The Company's cumulative expenditures associated with Siembra Minera through September 30, 2017 amounted to approximately $7.0 million, including approximately $1.6 million in 2016 and $5.4 million during the nine months ended September 30, 2017.

The Company through one or more of its wholly-owned Barbados entities (the "Gold Reserve Group") will provide, under a Technical Services Agreement, engineering, procurement and construction management services to Siembra Minera for a fee of 5% over all costs of construction and development and, thereafter, for a fee of 5% over operating costs during operations.

Siembra Minera Project Initial Scope of work

The Gold Reserve Group continues its work associated with the design and cost of two separate and concurrent processing plant scenarios. One is a saprolite ore processing plant that would initially treat oxide saprolite and later then a blend of oxide saprolite and low copper sulfide saprolite.  This plant would provide for a fast track production, cash flow and act as a great platform to train workers in all facets of the operation in preparation for the start-up of the larger plant.  This smaller plant could be constructed in an approximately two year time frame. The other is a large scale processing plant for the sulfide saprolite with higher copper content and hard rock ores which would take longer to put into production.  In this regard, Gold Reserve Group is working with the following consultants in initiating work on the Siembra Minera Project on a number of fronts:

•         Roscoe Postle Associates Inc. ("RPA") continues to work on a National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") report and Preliminary Economic Assessment ("PEA") which will include updated resource estimates and cost estimates;

•         Samuel Engineering, Inc. is providing preliminary design and cost estimates on the saprolite processing plant and is also providing support to RPA on the large scale hard rock process plant with design and related capital cost estimates;

•         Tierra Group International, LTD is providing preliminary design and cost estimates for the   saprolite processing plant tailings dam facility and is also providing support to RPA on the large scale hard rock process plant tailings dam design and capital cost estimates;

•         Ingenieria Caura, S.A. ("Caura") is working on an Early Works Program (including earthwork, timber clearing and road building) along with various permitting applications which have been submitted to the government.  In addition, Caura is preparing the Venezuela Environment Impact Statements ("VEIS") for  both the saprolite and hard rock  process plants;

•         AATA International Inc. ("AATA") will complete an International Environmental and Social Impact Assessment ("IESIA") for the project utilizing input from the above consultants. This report will be instrumental in project financing of the hard rock processing plant. Prizma LLC. is providing support and assistance to Caura and AATA for the social aspects of the VEIS and IESIA;

•         Global Resource Engineering is providing support and  assistance to Caura and AATA for the geochemistry and water quality aspects of the VEIS and IESIA; and

•         Inversiones Alfamaq, C.A. an industrial company in Venezuela has been providing support services in Venezuela and will be working with the Gold Reserve Group and Siembra Minera to provide construction services for the early works at the project once the permits are received. In addition, Alfamaq has already mobilized equipment to the site and has been instrumental in the anti-malaria program with smoker units going throughout the local communities to start to eradicate the source of the malaria.

Work on detail design for the purposes of construction of the saprolite plant will commence upon completion of the NI- 43-101 work. In addition, a bankable feasibility study will commence concurrently on the larger hard rock process plant.

The Company’s current activities continue to include the drafting of an Engineering Procurement Construction Management ("EPCM") contract between the Gold Reserve Group and Siembra Minera, establishing offices in Caracas and Puerto Ordaz for operation and administrative functions, identifying and hiring administrative and operations personnel, providing incoming/outgoing transportation, preparing and implementing security policies, transportation and housing policies, hiring and training security staff and acquiring vehicles and office and field equipment.  Concurrently, the Company is conducting meetings with various Venezuelan government agencies for the development of a small miner and relocation plan, development of a social development plan for the region and an on-going anti-malaria program and campaign to combat the disease.

The original Brisas and Cristinas properties, which comprise the Siembra Minera Project, are immediately adjacent to each other. We previously determined that not only did the adjoining properties share one large, continuous mineral deposit, but developing and exploiting this mineralization in a combined project would have less impact on the environment than two separate projects, and as a result would create efficiencies and economies of scale that would enhance the combined project economics. Multiple mineral resource estimates and feasibility studies (no longer current due to stale operating and capital cost estimates), have been completed on each individual property in the past and Siembra Minera, with the assistance of the Gold Reserve Group, is currently completing a new resource estimate on the combined properties by preparing a PEA in accordance with NI 43-101.

We are confident that because of the previous studies the Siembra Minera Project has the potential to be a large open pit mining project. With the granting of the new Economic Zone which encompasses the original properties and has additional space for infrastructure and resource expansion totaling 18,950 hectares, our base plan is to utilize the 2008 Brisas design and layout to eliminate the duplication of infrastructure facilities and staff from the previously independent project plans. One large project versus two smaller projects reduces duplicate process plant facilities, tailings dam facilities, mining equipment and support facilities, mancamp and associated infrastructure. As a result, it allows the down-dip expansion of the pit area for increased recovery of substantial additional potential mineral resources while significantly reducing related environmental impacts.  The early works activities will commence on the original Brisas site due to the fact that significant geotech work and detail design work was completed in the area. In addition, most of these facilities were already permitted and approved by the government in 2007 and therefore are at an advanced stage, which will allow the government to fast track this early permitting.

Siembra Minera Project Location

The Siembra Minera Project is located in the Guyana region, in the Kilometer (Km) 88 gold mining district of Bolivar State in southeast Venezuela. The name Kilometer 88 for the district came from the area being located near the kilometer 88 marker of the road linking El Dorado (Km 0) with the Brazilian border (Pan American Highway or Highway 10). Las Claritas is the closest town to the property. The closest nearby large city is Puerto Ordaz situated on the Orinoco River near its confluence with the Caroní River. Puerto Ordaz is home to most of the major industrial facilities like the aluminum smelters and port facilities accessible to ocean-going vessels from the Atlantic Ocean via the Orinoco River, a distance of about 200 kilometers.

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “Property”), together with certain personal property  for $350,000, pursuant to a Purchase and Sale Agreement  with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc.

Raven retains a royalty interest with respect to (i) “Precious Metals” produced and recovered from the Property equal to 3% of “Net Smelter Returns” on such metals (the “Precious Metals Royalty”) and (ii)  “Base Metals” produced and recovered from the Property equal to 1% of  Net Smelter Returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. The Property consists of 36 contiguous State of Alaska mining claims covering 61 km² in the Goodpaster Mining District situated approximately 25 km north of Delta Junction and 125 km southeast of Fairbanks, Alaska. The Property remains at an early stage of exploration and is the subject of a National Instrument 43-101 Technical Report entitled “Technical Report on the LMS Gold Project, Goodpaster Mining District, Alaska” dated February 19, 2016 prepared for us by Ed Hunter, BSc., P. Geo and Gary H. Giroux, M.A. Sc., P. Eng.

BRISAS ARBITRAL AWARD SETTLEMENT AND MINING DATA SALE

In October 2009, we initiated a claim (the "Brisas Arbitration") under the additional facility rules of the International Centre for the Settlement of Investment Disputes ("ICSID") of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project. In September 2014, the ICSID Tribunal granted us an Arbitral Award (the “Award”) totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually.

In July 2016, we signed the Settlement Agreement whereby Venezuela agreed to pay us the Award (including interest) and purchase our mining data, previously compiled in association with our development of the Brisas Project (the "Mining Data"). Under the terms of the Agreement, Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data for a total of approximately $1.032 billion in installments over approximately 24 months. The first $240 million received from Venezuela is related to the sale of the Mining Data.

Venezuela agreed to make a payment of $40 million (the "Initial Payment") followed by 23 monthly payments of $29.5 million on or before the 10th day of each month starting in July 2017, with a final payment of approximately US $313.3 million scheduled to be paid on or before June 10, 2019. As of the date of this report, approximately $187.5 million has been paid. In addition, Venezuela irrevocably waived its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award.

Payments made by Venezuela associated with the Settlement Agreement are initially deposited into a trust account for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank") (the "Trust Account"), a Venezuelan state-owned development bank. Under the trust agreement, the Company has the right to direct transfer of the funds to its U.S. and/or Canadian bank accounts at which time the funds will be available for general corporate purposes. Deposits held in the Trust Account as of the balance sheet date are recorded as cash and cash equivalents. Deposits made to the Trust Account subsequent to the balance sheet date but prior to the date of issuance of the consolidated financial statements are recorded as a receivable from sale of Mining Data and total $59 million as of September 30, 2017.

On June 13, 2017, Venezuela deposited the Initial Payment of $40 million into the Trust Account and subsequently made additional monthly installment deposits of $29.5 million each from July through November, 2017 for a total of $187.5 million, which have been applied 100% against the amount due for the Mining Data in accordance with the terms of the Settlement Agreement.

In August 2017, the U.S. government restricted the Venezuelan government's access to the U.S. financial markets by filing an executive order barring, among other things, dealings in new bonds and stocks issued by the Venezuelan government and the state oil company. Subsequently the U.S. administration also issued sanctions blacklisting various Venezuelan officials from traveling to the US, freezing any assets they may have in the U.S., and prohibiting Americans from doing business with them. Subsequent to the U.S. actions, Canada imposed its own sanctions.

The Company is reliant upon intermediary banks to facilitate the transfer of funds from the Trust Account to its U.S and Canadian accounts. The sanctions have led these banks to either decline to facilitate such transfers or put significant limitations on their participation which has delayed our ability to transfer the funds in accordance with our plans. We are currently using our best efforts to make alternative arrangements for the transfer of the funds held in trust at Bandes Bank however we can give no assurances that we will be successful. As of November 22, 2017, the Company has transferred a total of approximately $99 million into our U.S. and Canadian accounts and $88.5 million remains in the Trust Account.

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights ("CVRs") that entitle the holders to an aggregate of 5.466% of any proceeds associated with the collection of the Award, sale of mining data or an enterprise sale (the "Proceeds"), less amounts sufficient to pay or reserve for taxes payable, certain associated professional fees and expenses not to exceed $10 million, any accrued operating expenses as of the date of the receipt of proceeds not exceed $1 million and the balance of any remaining Notes and accrued interests thereon (the  "Net Proceeds"). The estimated amount due pursuant to the terms of the CVR as of September 30, 2017, based on the Net Proceeds from the sale of the Mining Data is approximately $4.9 million.

We have been advised by a CVR holder that it believes that the Company’s 45% interest in Siembra Minera represents “Proceeds” for purposes of the CVRs and as such it believes it is entitled to the value of 5.466% of that interest. For a variety of reasons, the Board of Directors does not agree with that position and believes it is inconsistent with the CVRs and the terms and manner upon which we reached settlement as to the Award with the Venezuelan government. We are in discussions with the CVR holder on this subject, all of which are preliminary and it is not possible at this time to know the outcome of this matter.

 The Company maintains a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions to the Company. The estimated amount due to participants pursuant to the terms of the Bonus Plan as of September 30, 2017 is $1.4 million which is included in corporate general and administrative expense in the Consolidated Statements of Operations for the nine months ended September 30, 2017. (See Note 3 to the interim consolidated financial statements).

Due to the uncertainties in transferring amounts paid under the Settlement Agreement described herein, the Board of Directors has instructed management to only distribute Net Proceeds related to the CVR Certificate and any amounts due under the Bonus Plan to the extent of amounts transferred to the Company's U.S. or Canadian bank accounts since the funds in the Trust Account are not immediately available to the Company for its use (including distribution to holders of CVRs, Bonus Plan or our shareholders).

The Company maintains the Gold Reserve Director and Employee Retention Plan.  Each unit (a "Retention Unit") granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share on the date the Retention Unit was granted or on the date any such participant becomes entitled to payment, whichever is greater. In June 2017, as a result of the collection of proceeds related to the sale of the Mining Data, the Retention Units vested and in the third quarter of 2017 the Company paid $7.7 million to plan participants. As of September 30, 2017 there were no Retention Units outstanding. The Company also maintains change of control agreements with certain officers and employees. As of September 30, 2017, in the event of a change of control, the amount payable under these agreements was approximately $17.6 million. (See Note 10 to the interim consolidated financial statements).

Upon receipt of proceeds from the disposition of the Mining Data, the Company was obligated to give notice to its noteholders that it would redeem its outstanding 11% Senior Secured Convertible Notes due December 31, 2018 (the "2018 Convertible Notes") and its 11% Senior Secured Interest Notes due December 31, 2018 (the "Interest Notes" and, together with the 2018 Convertible Notes, the “2018 Notes”)  for an amount of cash equal to 120% of the 2018 Notes to be redeemed, plus unpaid interest to the redemption date. During the third quarter of 2017, all of the 2018 Notes were redeemed for cash or converted to Class A common shares. As of September 30, 2017, the Company’s debt consisted of approximately $1.0 million 2022 Convertible Notes which was settled for cash at face value in October 2017. (See Note 11 to the interim consolidated financial statements).

Following receipt of funds that we are able to transfer from the Trust Account and after applicable payments of Net Proceeds (as defined in the CVRs) to holders of our CVRs and employees under our Bonus Plan, we expect to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any remaining proceeds, subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data.

Financial Overview

Our recent operating results reflect the receipt of the six deposits into the Trust Account pursuant to the terms of the Settlement Agreement and the impact of expenses associated with the completion of the Settlement Agreement, formation of Siembra Minera and its early development of the Siembra Minera Project, costs associated with the collection of proceeds from the sale of the Mining Data, interest expense related to our debt and costs associated with maintaining our legal and regulatory obligations in good standing. (See Note 4 to the interim consolidated financial statements).

Historically, our financial position has been influenced by the seizure of the Brisas Project by the Venezuelan government, legal costs related to obtaining the Award and efforts to enforce and collect it, restructuring of outstanding convertible notes in 2012, 2014 and 2015 and settlement of these notes in 2017. We have one operating segment, the exploration and development of mineral properties.

We have no commercial production and, excluding receipt of payments pursuant to the Settlement Agreement, continue to experience negative cash flow from mining related activities, a trend we expect to continue unless we, through Siembra Minera, successfully develop the Siembra Minera Project. Our net income for the three and nine months ended September 30, 2017 is primarily the result of the first six deposits to the Trust Account under the Settlement Agreement.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt. Siembra Minera will require substantial new funding in order to advance the Siembra Minera Project. The timing and amount of future investments in Siembra Minera are subject to available cash and/or future financings.  Our longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Liquidity and Capital Resources

At September 30, 2017, the Company had cash and cash equivalents of approximately $86.5 million (including $44 million held in trust, See Note 4 to the interim consolidated financial statements) which represents an increase from December 31, 2016 of approximately $50.8 million. The net increase was primarily due to receipt of deposits under the Settlement Agreement partially offset by cash used for settlement of debt and in operations as more fully described in the “Operating Activities” section below.

	2017	Change	2016
Cash and cash equivalents	$86,525,545	$50,778,496	$35,747,049

Subsequent to the balance sheet date the Company transferred an additional $14.5 million out of the Trust Account for a total amount transferred to our local bank account of approximately $99 million, representing the Initial Payment and the July and August 2017 installments of $29.5 million each. The balance of approximately $88.5 million remains in the Trust Account.

As of September 30, 2017, we had financial resources including cash, cash equivalents and marketable securities totaling approximately $86.9 million (including cash of $44.0 million held in trust), receivable from the sale of mining data of $59 million (See Note 4 to the interim consolidated financial statements), Brisas Project related equipment with an estimated net realizable value of approximately $11.7 million (See Note 7 to the interim consolidated financial statements), short-term financial obligations including income tax payable, contingent value rights, accounts payable and accrued expenses of approximately $39.3 million and convertible notes of approximately $1.0 million face value (See Note 11 to the interim consolidated financial statements).

We have no revenue producing operations at this time and our working capital position is dependent upon receipt of payments under the Settlement Agreement and our cash burn rate and we may be required to seek additional sources of funding to ensure our ability to continue our activities in the normal course.

Operating Activities

Cash flow used in operating activities for the nine months ended September 30, 2017 and 2016 was approximately $40.7 million and $7.5 million, respectively. Cash flow used in operating activities consists of net income (loss) (the components of which are more fully discussed below) adjusted for gains on investing activities and non-cash expense items primarily related to stock option compensation, accretion of convertible notes recorded as interest expense and certain non-cash changes in working capital.

Cash flow used in operating activities during the nine months ended September 30, 2017 increased from the prior comparable period primarily due to an increase in cash paid for arbitration and settlement, expenses related to Siembra Minera and expenses associated with the receipt of deposits to the Trust Account under the settlement agreement.

Investing Activities

Cash flow from investing activities increased during the nine months ended September 30, 2017 due to the receipt of deposits to the Trust Account associated with the sale of the Mining Data. During the nine months ended September 30, 2016, the Company acquired the LMS Gold Project for $0.35 million and recorded proceeds from the disposition of marketable securities of $0.05 million. As of September 30, 2017, the Company held approximately $11.7 million of Brisas Project related equipment intended for future sale or use.

Financing Activities

During the nine months ended September 30, 2017 and 2016, certain directors, officers, employees and consultants exercised approximately 2.0 million and 2.3 million outstanding options, respectively for net proceeds to the Company of approximately $5.9 million and $4.2 million, respectively. During the second quarter of 2016, the Company closed a non-brokered private placement with certain arm’s length investors for gross proceeds of $34.3 million (the "Private Placement"). Pursuant to the Private Placement, we issued 8,562,500 Class A common shares at a price of $4.00 per share.

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of September 30, 2017 (For further details see Note 11 to the interim consolidated financial statements):

Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes	$ 1,038,000	$ 1,038,000	-	-	-

Results of Operations

Summary Results of Operations

		Three months			Nine months
	2017	2016	Change	2017	2016	Change
Other Income	$82,289,038	$ 6,798	$82,282,240	$170,818,452	$ 60,751	$170,757,701
Total Expenses	(17,153,436)	(5,592,354)	(11,561,082)	(42,298,658)	(15,206,114)	(27,092,544)
Net Income (loss) before tax	$65,135,602	$(5,585,556)	$70,721,158	$128,519,794	$(15,145,363)	$143,665,157

Consolidated net income (loss) before tax for the three and nine months ended September 30, 2017 was approximately $65.1 million and $128.5 million, respectively compared to ($5.6) million and ($15.1) million in the comparable periods in 2016.

Other Income

		Three months			Nine months
	2017	2016	Change	2017	2016	Change
Gain on sale of mining data	$88,500,000	$ –	$88,500,000	$187,500,000	$ –	$187,500,000
Gain on disposition of marketable securities	–	60	(60)	–	48,360	(48,360)
Interest income	11,751	17,384	(5,633)	41,549	30,290	11,259
Loss on settlement of debt	(6,144,815)	(8,135)	(6,136,680)	(16,637,379)	(6,543)	(16,630,836)
Foreign currency gain (loss)	(77,898)	(2,511)	(75,387)	(85,718)	(11,356)	(74,362)
	$82,289,038	$ 6,798	$82,282,240	$170,818,452	$ 60,751	$170,757,701

As the Company has no commercial production at this time, other income is often variable from period to period. The increase in other income was primarily due to the sale of the Mining Data, partially offset by a loss on settlement of debt in 2017.

Expenses

Corporate general and administrative expense for the three and nine months ended September 30, 2017 increased from the comparable periods in 2016 primarily due to increases in expense related to non-cash charges associated with the issuance of stock options, compensation expense and the bonus plan as a result of receiving deposits to the Trust Account related to the sale of the Mining Data. Retention units and contingent value rights became payable upon receipt of payments from the sale of mining data in 2017. Expenses associated with the Siembra Minera Project increased from the prior periods as a result of the Company ramping up its activities related to the development of the project. The decrease in equipment holding costs was due to refurbishment of the equipment in 2016. The decrease in interest expense was due to the redemption and conversion of convertible notes in the third quarter of 2017.  Overall, total expenses for the three and nine months ended September 30, 2017 increased by approximately $11.6 million and $27.1 million, respectively, over the comparable periods in 2016.

		Three months			Nine months
	2017	2016	Change	2017	2016	Change
Corporate general and administrative	$ 9,499,604	$ 666,030	$ 8,833,574	$ 15,615,197	$ 2,156,664	$ 13,458,533
Retention units	–	–	–	7,694,200	–	7,694,200
Contingent value rights	2,981,996	–	2,981,996	3,901,159	–	3,901,159
Siembra Minera Project	3,503,668	828,608	2,675,060	5,403,946	1,386,829	4,017,117
Exploration costs	1,500	26,901	(25,401)	58,418	141,830	(83,412)
Legal and accounting	349,005	342,299	6,706	667,992	609,763	58,229
Arbitration and settlement	55,104	855,218	(800,114)	2,392,772	2,584,662	(191,890)
Equipment holding costs	158,601	160,249	(1,648)	470,711	644,050	(173,339)
Interest expense	603,958	2,713,049	(2,109,091)	6,094,263	7,682,316	(1,588,053)
Total expenses	$ 17,153,436	$ 5,592,354	$ 11,561,082	$ 42,298,658	$ 15,206,114	$ 27,092,544

SUMMARY OF QUARTERLY RESULTS

Quarter ended	9/30/17	6/30/17	3/31/17	12/31/16	9/30/16	6/30/16	3/31/16	12/31/15
Other Income (loss)	$82,289,038	$88,522,726	$6,688	$(554,106)	$6,798	$9,032	$44,921	$(541,993)
Net income (loss)
before tax (1)	65,135,602	72,138,879	(8,754,687)	(6,400,329)	(5,585,556)	(4,637,513)	(4,922,294)	(6,389,066)
Per share	0.68	0.80	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)
Fully diluted	0.68	0.70	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)
Net income (loss) (1)	34,275,443	56,291,275	(8,754,687)	(6,400,329)	(5,585,556)	(4,637,513)	(4,922,294)	(6,389,066)
Per share	0.36	0.63	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)
Fully diluted	0.36	0.55	(0.10)	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)

(1)     Net income (loss) from continuing and total operations attributable to owners of the parent.

In the third quarter of 2017 the Company recorded $88.5 million of income related to the sale of its Mining Data and a $6.1 million loss on settlement of debt. In the second quarter of 2017 the Company recorded $99.0 million of income related to the sale of its Mining Data and a $10.5 million loss on settlement of debt. In the first quarter of 2017, other income (loss) consisted of interest income and foreign currency loss.  In the fourth quarter of 2016, other income (loss) primarily consisted of a loss on write-down of property, plant and equipment partially offset by foreign currency gain. In the second and third quarters of 2016, other income (loss) consisted of interest income, gain (loss) on settlement of debt and foreign currency loss. Other income (loss) in the first quarter of 2016 was primarily related to gain on disposition of marketable securities. Other income (loss) in the fourth quarter of 2015 was primarily due to the restructuring of the 2018 Notes and the impairment of marketable securities.

In the second and third quarters of 2017 the Company recorded net income associated with the deposit of funds by Venezuela into the Trust Account associated with the sale of its Mining Data partially offset by the loss on settlement of debt. In the first quarter of 2017, net loss increased primarily as a result of non-cash stock option compensation expense of $4.4 million partially offset by a $1.2 million decrease in arbitration and settlement costs. In the fourth quarter of 2016, net loss increased as a result of a loss on write-down of property, plant and equipment as well as an increase in costs associated with employee compensation and director fees. In the third quarter of 2016, net loss increased mainly as a result of increased expenses related to increased efforts to settle the Award and the incurrence of costs associated with the formation of Siembra Minera. Net loss in the second quarter of 2016 decreased as a result of a decrease in arbitration enforcement and collection and legal and accounting expense. In the first quarter of 2016, net loss decreased after the loss had increased in the fourth quarter of 2015 due to the restructuring of the 2018 Notes. This 2016 decrease was partially offset by an increase in costs associated with efforts to settle the Award.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expense, results of operations, liquidity, capital expenditures or capital resources.